Form 1 Page 1 Execution Page	U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY) 02/08/19	OFFICIAL USE ONLY

SEC Mail Processing

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

Washington, DC

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: Cboe BZX Exchange, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):
400 South LaSalle Street
Chicago, Illinois 60605

19003569

3. Provide the applicant's mailing address (if different):

4. Provide the business telephone and facsimile number:
(913) 815-7000 (Telephone) (913) 815-7119 (Facsimile)

5. Provide the name, title and telephone number of a contact employee:
Anders Franzon (Name) SVP, Deputy General Counsel, Cboe BZX Exchange, Inc. (Title) (913) 815-7154 (Telephone Number)

6. Provide the name and address of counsel for the applicant:
Pat Sexton
400 S. LaSalle Street
Chicago, IL 60605

7. Provide the date that applicant's fiscal year ends: December 31

Securities and Exchange Commission
Trading and Markets

8. Indicate legal status of the applicant: X Corporation ____ Sole Partnership ____ Partnership ____ Limited Liability Company ____ Other (specify): ____

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
(a) Date (MM/DD/YY): 11/01/07 (b) State/Country of formation: Delaware/United States of America
(c) Statute under which applicant was organized: General Corporation Law of the State of Delaware

FEB 11 2019
RECEIVED

EXECUTION:
The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statement contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true and complete.

Date: 02/08/19 (MM/DD/YY) — Cboe BZX Exchange, Inc. (Name of Applicant)

By: [signature] (Signature) — Anders Franzon, SVP, Deputy General Counsel (Printed Name and Title)

Subscribed and sworn before me this 8th day of Feb. (Month), 2019 (Year) by [signature] (Notary Public)

My Commission expires 08/04/19 County of Johnson State of Kansas

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

NOTARY PUBLIC - - State of Kansas
BIANCA STODDEN
My Appt. Exp. 08/04/19

Cboe

February 8, 2019

SEC Mail Processing

Washington, DC

Via Federal Express

Ms. Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, N.E.
Mail Stop 6628
Washington, DC 20549-0001

Re: ***Cboe BZX Exchange, Inc.***
Form 1 Amendment

Dear Jeanette:

On behalf of Cboe BZX Exchange, Inc. (or the "Exchange"), and in connection with the Cboe Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find one original and two copies of the Execution Page to Form 1 as well as the following exhibits[1]:

- Exhibit C (updated to reflect list of Directors and Committee Members);
- Exhibit J (updated to reflect any changes in names, titles, positions or term commencement dates and types of business of Officers and Directors);

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C & J currently on file with the Commission. Please do not hesitate to contact me if you have any questions or require anything further.

Sincerely,

Securities and Exchange Commission
Trading and Markets

FEB 11 2019

RECEIVED

Anders Franzon
SVP, Deputy General Counsel

Enclosures

---

[1] See Attachment for a comprehensive list of updates to Exhibits C & J

Cboe

Attachment

Summary of changes made to Exhibit C:

- Laura Zinanni was removed as an Officer on the following entities: Cboe Bats, LLC, Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc.
- Eric Frait was removed as an Officer on the following entities: Cboe Bats, LLC, Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc., Cboe EDGX Exchange, Inc., Cboe Exchange, Inc., Cboe C2 Exchange, Inc.
- Eric Frait was removed as a Director from CBOE Stock Exchange, LLC
- A new entity, Cboe Off-Exchange Services, LLC, was formed

Summary of changes made to Exhibit J:

- Laura Zinanni was removed as an Officer
- Eric Frait was removed as an Officer

Exhibit C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. **Name and address of organization.**
2. **Form of organization (e.g., association, corporation, partnership, etc.).**
3. **Name of state and statute citation under which organized. Date of incorporation in present form.**
4. **Brief description of nature and extent of affiliation.**
5. **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**
6. **A copy of the constitution.**
7. **A copy of the articles of incorporation or association including all amendments.**
8. **A copy of existing by-laws or corresponding rules or instruments.**
9. **The name and title of the present officers, governors, members of all standing committees or persons performing similar functions.**
10. **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response: Please see below responses for the following entities:

A. Bats Global Markets Holdings, Inc.

1. *Name*: Bats Global Markets Holdings, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 29, 2007.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Bats Global Markets Holdings, Inc. Bats Global Markets Holdings, Inc. is the Exchange's 100% owner.

5. *Brief description of business or functions*: Bats Global Markets Holdings, Inc. is an intermediate holding company.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Senior Vice President & Chief Accounting Officer)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

B. Direct Edge LLC

1. *Name*: Direct Edge LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on December 31, 2014. Was converted from Direct Edge, Inc., a Delaware corporation, on December 31, 2014.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC owns 100% of the membership interests of Direct Edge LLC.

5. *Brief description of business or functions:* Direct Edge LLC is an intermediate holding company. Direct Edge LLC is the sole shareholder of Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. Copy of existing by-laws or corresponding rules or instruments: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Senior Vice President & Chief Accounting Officer)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Jackie Hancock (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

C. Cboe BYX Exchange, Inc.

1. *Name*: Cboe BYX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on July 31, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe BYX Exchange, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe BYX Exchange, Inc. operates as a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, CTO)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- William Looney (VP, Advancement & Strategy, Index Options)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

D. Cboe EDGA Exchange, Inc.

1. *Name*: Cboe EDGA Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGA Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGA Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, CTO)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- William Looney (VP, Advancement & Strategy, Index Options)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year:* Not applicable.

E. Cboe EDGX Exchange, Inc.

1. *Name*: Cboe EDGX Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under the General Corporation Law of the State of Delaware on March 9, 2009.

4. *Brief description of nature and extent of affiliation*: Cboe EDGX Exchange, Inc. is an indirect wholly-owned subsidiary of Cboe Global Markets, Inc., the Exchange's ultimate parent.

5. *Brief description of business or functions:* Cboe EDGX Exchange, Inc. operates a registered national securities exchange pursuant to Section 6 of the Act.

6. *Copy of constitution*: Not applicable.

7. Copy of articles of incorporation or association and amendments: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, CTO)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- William Looney (VP, Advancement & Strategy, Index Options)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

F. Cboe Exchange, Inc.

1. *Name*: Cboe Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), February 8, 1972.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)

- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- William Looney (VP, Advancement & Strategy, Index Options)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee

- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

G. Cboe C2 Exchange, Inc.

1. *Name*: Cboe C2 Exchange, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), July 21, 2009.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe C2 Exchange, Inc. is a registered national securities exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bruce Andrews
   - Kevin Murphy
   - David Roscoe
   - Jill Sommers
   - Scott Wagner

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, CTO)

- John Deters (EVP, Chief Strategy Officer & Head Corp Initiative)
- Laura Dickman (VP, Associate General Counsel)
- James Enstrom (VP, & Chief Audit Exec)
- Anders Franzon (SVP & Deputy General Counsel)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebnow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, CRO)
- Chris Isaacson (EVP, COO)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- Stephanie Marrin Lara (VP, Deputy Chief Reg Officer)
- William Looney (VP, Advancement & Strategy, Index Options)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Arthur Reinstein (SVP & Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (VP, CFO, & Treasurer)
- Curt Schumacher (VP, CTO Operations)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (VP, Research & Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Sys Develop.)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

Standing Committees

Executive Committee
- Ed Tilly
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee
- Scott Wagner
- Bruce Andrews
- David Roscoe
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

H. Cboe Trading, Inc.

1. *Name*: Cboe Trading, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on June 16, 2005.

4. *Brief description of nature and extent of affiliation*: Cboe Trading, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe Trading, Inc. is a broker-dealer registered as such with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority and other self-regulatory organizations. Cboe Trading, Inc. provides routing of orders from the Exchange Cboe BYX Exchange, Inc., Cboe EDGA Exchange, Inc. and Cboe EDGX Exchange, Inc. to other securities exchanges, facilities of securities exchanges, automated trading systems, electronic communication networks or other broker-dealers.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Isaacson
   - Brian Schell

   Current Officers
   - Jackie Hancock (FINOP, Treasurer)
   - Anders Franzon (Secretary)
   - Bryan Upp (Chief Compliance Officer)
   - Troy Yeazel (President)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

I. <u>Omicron Acquisition Corp.</u>

1. *Name*: Omicron Acquisition Corp.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on February 7, 2011.

4. *Brief description of nature and extent of affiliation*: Omicron Acquisition Corp. is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Omicron Acquisition Corp. is an intermediate holding company of Cboe Worldwide Holdings Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Ed Tilly
   - Mark Hemsley

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Senior Vice President & Chief Accounting Officer)
   - Mark Hemsley (Vice President)
   - Jackie Hancock (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

J. Cboe FX Holdings, LLC

1. *Name*: Cboe FX Holdings, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on May 15, 2000.

4. *Brief description of nature and extent of affiliation*: Cboe FX Holdings, LLC is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Holdings, LLC is an intermediate holding company of Cboe FX Markets, LLC, Cboe FX Services, LLC, and Cboe SEF, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Senior Vice President & Chief Accounting Officer)
   - Bryan Harkins (Vice President)
   - Jackie Hancock (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

K. Cboe FX Markets, LLC

1. *Name*: Cboe FX Markets, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on August 7, 2001.

4. *Brief description of nature and extent of affiliation*: Cboe FX Markets, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Markets, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Barry Calder (Head of Liquidity)
   - Sean Cleary (VP, Sales FX)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer and Head of Corporate Initiatives)
   - James Enstrom (VP, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Jackie Hancock (VP, Controller)
   - Bryan Harkins (EVP, Co-Head Markets Division)
   - Mark Hemsley (EVP, President Europe)
   - Greg Hoogasian (SVP, Chief Regulatory Officer)
   - Chris Isaacson (EVP)
   - Stephanie Marrin Lara (Deputy Chief Regulatory Officer)

- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Paul Reidy (VP, Cboe FX COO)
- Brian Schell (EVP, CFO and Treasurer)
- J. Patrick Sexton (Secretary)
- Lisa Shemie (VP, Associate General Counsel and Chief Legal Officer)
- Aaron Weissenfluh (VP, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

L. Cboe FX Services, LLC

1. *Name*: Cboe FX Services, LLC
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation:* Formed in New Jersey under Section 42 of the Limited Liability Company Act of the State of New Jersey on November 22, 2004.

4. *Brief description of nature and extent of affiliation*: Cboe FX Services, LLC is wholly-owned by Cboe FX Holdings, LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Services, LLC operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (Senior Vice President & Chief Accounting Officer)
   - Bryan Harkins (Vice President)
   - Jackie Hancock (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. Indication of whether such business or organization ceased to be associated with the applicant during previous year: Not applicable.

M. Cboe International Holdings Limited

1. *Name*: Cboe International Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe International Holdings Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe International Holdings Limited is a holding company of Cboe FX Europe Limited,,

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Chris Concannon
   - Mark Hemsley

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

N. Cboe FX Europe Limited

1. *Name*: Cboe FX Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on February 5, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Europe Limited is wholly-owned by Cboe International Holdings Limited which is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Europe Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Mark Hemsley

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

O. Cboe FX Asia Pte. Limited

1. *Name*: Cboe FX Asia Pte. Limited
   Address: 16 Collyer Quay, #2104, Sixteen Collyer Quay, Singapore (049318)

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Singapore under the Companies Act (Cap. 50) on February 23, 2015.

4. *Brief description of nature and extent of affiliation*: Cboe FX Asia Pte. Limited is wholly-owned by Cboe Worldwide Holdings Limited which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe FX Asia Pte. Limited operates an institutional spot foreign exchange market.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Ng Lip Chih (Singapore Nominee)

   Current Officers
   - Ed Tilly (President)
   - Ang Yee Koon Daphne, Secretary (Allen & Gledhill)
   - Tan Zhe Lei, Secretary (Allen & Gledhill)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

P. Cboe Europe Limited

1. *Name*: Cboe Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 1985 on March 28, 2008.

4. *Brief description of nature and extent of affiliation*: Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Europe Limited is recognized as a Recognized Investment Exchange in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"). It operates a platform for trading of European equity securities.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>
   - Richard Balarkas
   - Julian Corner
   - Angelo Evangelou
   - Rebecca Fuller
   - Mark Hemsley
   - Ted Hood
   - Kristian West
   - John Woodman

   <u>Current Officers</u>
   - Mark Hemsley (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Jerry Avenell (Co-Head Sales)
   - Alex Dalley (Co-Head Sales)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - David Howson (COO)
   - Stephanie Renner (CFO)

- Guy Simpkin (Head of Business Development)

Standing Committees

Audit, Risk and Compliance Committee
- Richard Balarkas
- Rebecca Fuller
- Ted Hood

Remuneration Committee
- Rebecca Fuller
- Kristian West
- John Woodman

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Q. Cboe Chi-X Europe Limited

1. *Name*: Cboe Chi-X Europe Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales.

4. *Brief description of nature and extent of affiliation*: Cboe Chi-X Europe Limited is wholly-owned by Cboe Europe Limited which, in turn, is indirectly wholly owned by Bats Global Markets, Inc.

5. *Brief description of business or functions*: Cboe Chi-X Europe Limited is authorized in the United Kingdom under the Financial Services and Markets Act 2000 ("FSMA"), as an investment firm. Between April 30, 2012 and May 20, 2013 it was a dormant company. Since May 20, 2013, Cboe Chi-X Europe Limited operates the smart order router that is needed for the routing strategies deployed by Cboe Europe Limited.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades
   - John Woodman

   Current Officers
   - Mark Hemsley (Chief Executive Officer)
   - Antonio Amelia (Secretary)
   - Adam Eades (Chief Legal and Regulatory Officer)
   - Jill Griebenow (CFO)
   - John Woodman (Chairman)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

R. Cboe ETF.com, Inc.

1. *Name*: Cboe ETF.com, Inc.
   Address: 8050 Marshall Dr., Ste. 120, Lenexa, KS 66214

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Delaware under Section 101 of the General Corporation Law of the State of Delaware on March 28, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe ETF.com, Inc. is wholly-owned by Bats Global Markets Holdings, Inc., which is also the Exchange's 100% owner.

5. *Brief description of business or functions*: Cboe ETF.com, Inc. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Eric Crampton (Vice President)
   - James Enstrom (Vice President & Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (Senior Vice President & Chief Accounting Officer)
   - Jackie Hancock (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Laura Morrison (Vice President)
   - Dave Nadig (Senior Director)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

- Aaron Weissenfluh (Vice President & CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

S. <u>IndexPubs S.A.</u>

1. *Name*: IndexPubs S.A.
   Address: Almagro Plaza, Ste. 508, Pedro Ponce Carrasco, E8-06 y Diego de Almagro, 170516 – Quito, Ecuador

2. *Form of organization*: Corporation (Soceidad Anonima or S.A.).

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in Ecuador on January 15, 2008.

4. *Brief description of nature and extent of affiliation*: IndexPubs S.A. is owned 0.1% by Fernando Rivera and 99.9% by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions*: IndexPubs S.A. is a media company providing ETF data, news and analysis.

6. *Copy of constitution*: No changes.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   <u>Current Directors</u>

   <u>Current Officers</u>
   - Ed Tilly (President and Chief Executive Officer)
   - Patricia Hidalgo (General Manager)
   - Dave Nadig

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

T. Cboe SEF, LLC

1. *Name*: Cboe SEF, LLC
   Address: 17 State Street, 31st Floor, New York, NY 10004

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Formed in Delaware under Section 201 of the Limited Liability Company Act of the State of Delaware on April 19, 2012.

4. *Brief description of nature and extent of affiliation*: Cboe SEF, LLC is wholly-owned by Cboe FX Holdings LLC, which is wholly-owned by Bats Global Markets Holdings, Inc., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe SEF, LLC is a swap execution facility registered with the Commodity Futures Trading Association, which will soon list non-deliverable foreign exchange forwards for trading.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Sean Cleary (Vice President)
   - Eric Crampton (SVP, CTO)
   - John Deters (EVP, Chief Strategy Officer & Head of Corporate Initiatives)
   - James Enstrom (Vice President & Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Bryan Harkins (Executive Vice President, Co-Head Markets Division)
   - Mark Hemsley (Executive Vice President, President Europe)
   - Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
   - Chris Isaacson (Executive Vice President & COO)
   - Andrew Lowenthal (Executive Vice President, Co-Head Markets Division)
   - Stephanie Marrin (Deputy Chief Regulatory Officer)
   - Paul Reidy (Vice President)
   - J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)

- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Lisa Shemie (Vice President, Associate General Counsel & Cboe SEF Chief Legal Officer)
- Jackie Hancock (Vice President and Controller)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)

Managers

- Ed Tilly
- Gilbert Bassett
- Michael Gorham
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

U. Cboe Worldwide Holdings Limited

1. *Name*: Cboe Worldwide Holdings Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in England and Wales under the Companies Act 2006 on November 9, 2016.

4. *Brief description of nature and extent of affiliation*: Cboe Worldwide Holdings Limited is wholly-owned by Omicron Acquisition Corp., which is an affiliate of the Exchange.

5. *Brief description of business or functions*: Cboe Worldwide Holdings Limited is an intermediate holding company of Cboe Europe Limited, Cboe International Holdings Limited, Cboe Hong Kong Limited, Cboe UK Limited, Cboe FX Asia Pte. Limited, and IndexPubs S.A.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Mark Hemsley

   Current Officers
   - Antonio Amelia (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

V. Cboe Global Markets, Inc.

1. *Name*: Cboe Global Markets, Inc.
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), August 15, 2006.

4. *Brief description of nature and extent of affiliation*: Cboe Bats, LLC is a wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments:* No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Frank English
   - William Farrow
   - Edward Fitzpatrick
   - Janet Froetscher
   - Jill Goodman
   - Roderick Palmore
   - James Parisi
   - Joe Ratterman
   - Michael Richter
   - Jill Sommers
   - Carole Stone
   - Eugene Sunshine

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (EVP, Corporate Strategy and Multi-Asset Solutions)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Bryan Harkins (EVP, Co-Head Markets Division)
   - Mark Hemsley (EVP, President Europe)
   - Chris Isaacson (EVP and COO)

- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Brian Schell (EVP, CFO and Treasurer)
- J. Patrick Sexton (EVP, General Counsel and Corporate Secretary)

Compensation Committee
- Frank English
- Janet Froetscher
- Edward Fitzpatrick
- James Parisi

Audit Committee
- William Farrow
- Carole Stone
- Michael Richter
- James Parisi

Nominating and Governance Committee
- Frank English
- Jill Goodman
- Roderick Palmore
- Carole Stone
- Janet Froetscher

Finance and Strategy Committee
- Frank English
- Jill Goodman
- Joe Ratterman
- Roderick Palmore
- Jill Sommers

Risk Committee
- William Farrow
- Edward Fitzpatrick
- Janet Froetscher
- Michael Richter
- Carole Stone

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

W. Cboe Futures Exchange, LLC

1. *Name*: Cboe Futures Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 16, 2002.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Futures Exchanges, LLC is a designated contract market (DCM) approved by the Commodity Futures Trading Commission in August 2003. Cboe Futures Exchange, LLC is a fully electronic futures exchange.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Gilbert Bassett, Jr.
   - Michael Gorham
   - James Parisi
   - Jill Sommers

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Lawrence Bresnahan (VP, Market & Member Reg.)
   - Joseph Caauwe (Managing Director - CFE)
   - Kevin Carrai (Vice President, Connectivity, Data & Member Services)
   - Eric Crampton (SVP, CTO)
   - John Deters (Executive Vice President, Chief Strategy Officer & Head of Corporate Initiatives)
   - James Enstrom (Vice President & Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jill Griebenow (Senior Vice President & Chief Accounting Officer)

- Jackie Hancock (Vice President and Controller)
- Bryan Harkins (Executive Vice President, Co-Head Markets Division
- Mark Hemsley (Executive Vice President, President Europe)
- Gregory Hoogasian (Senior Vice President & Chief Regulatory Officer)
- Chris Isaacson (Executive Vice President, CFE Senior Managing Director, & COO)
- Jennifer Lamie (Chief Regulatory Advisor)
- Stephanie Marrin Lara (Deputy Chief Reg Officer)
- Andrew Lowenthal (Executive Vice President, Co-Head Markets Division)
- Matthew McFarland (Head of CFE Business Operations and Strategy & CFE Managing Director)
- Arthur Reinstein (Senior Vice President, Deputy General Counsel & CFE Chief Legal Officer)
- David Reynolds (VP & Chief Accounting Officer)
- J. Patrick Sexton (Executive Vice President, General Counsel & Corporate Secretary)
- Brian Schell (Executive Vice President, Chief Financial Officer & Treasurer)
- Aaron Weissenfluh (Vice President & Chief Information Security Officer)
- Troy Yeazel (Senior Vice President, U.S. Electronic Trading Operations and CFE Managing Director)

<u>Standing Committees</u>

<u>Executive</u>

- Michael Gorham

<u>Regulatory Oversight Committee</u>

- Michael Gorham
- Gilbert Bassett
- James Parisi
- Jill Sommers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

X. CBOE Stock Exchange, LLC

1. *Name*: CBOE Stock Exchange, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), July 31, 2006.

4. *Brief description of nature and extent of affiliation*: CBOE Stock Exchange, LLC is a 49.96%-owned subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* CBOE Stock Exchange, LLC operated the CBOE Stock Exchange, which acted as a trading market for securities other than options as a facility of Cboe Exchange, Inc. CBOE Stock Exchange, LLC was approved by the SEC in March 2007. CBOE Stock Exchange, LLC ceased trading operations on April 30, 2014.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors

   - John Deters
   - James Fitzgibbons
   - Jaap Gelderloos
   - Andrew Lowenthal
   - Tom O'Mara
   - Rick Oscher
   - Steve Sosnick

   Current Officers
   - Angelo Evangelou (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Y. Cboe Building Corporation

1. *Name*: Cboe Building Corporation
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), August 8, 1980.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Owns facility used by Cboe Global Markets, Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Jackie Hancock (Vice President)
   - Chris Isaacson (Vice President)
   - Marc Magrini (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

Z. Cboe, LLC

1. *Name*: Cboe, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), August 22, 2001.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe, LLC is a limited liability company member of OneChicago, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - Jill Griebenow (Senior Vice President & Chief Accounting Officer)
   - Jackie Hancock (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

AA. Cboe III, LLC

1. *Name*: Cboe III, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 2, 2014.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in Tradelegs, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebnow (Senior Vice President & Chief Accounting Officer)
   - Jackie Hancock (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

BB. Cboe Bats, LLC

1. *Name*: Cboe Bats, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), September 25, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions*: Holding company.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Brian Schell
   - Chris Isaacson

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (VP, Market and Member Regulation)
   - Rodney Burt (VP, Infrastructure)
   - Kevin Carrai (VP, Connectivity, Data and Member Services)
   - Bryan Christian (SVP, Sales US Equities)
   - Paul Ciciora (VP, Systems Infrastructure)
   - Catherine Clay (VP, Business Development)
   - Sean Cleary (VP, Sales FX)
   - Gary Compton (VP, Corporate Communications)
   - Jeff Connell (VP, Deputy Chief Regulatory Officer)
   - Eric Crampton (SVP, CTO)
   - Pamela Culpepper (Chief HR Officer)
   - John Deters (EVP, Chief Strategy Officer and Head of Corporate Initiatives)
   - Laura Dickman (VP, Associate General Counsel)
   - James Enstrom (VP, Chief Audit Executive)
   - Angelo Evangelou (SVP, Chief Policy Officer)

- Anders Franzon (SVP, Deputy General Counsel)
- Carmen Frazier Brannan (VP, Government Relations)
- Todd Furney (VP, Chief Risk Officer)
- Alicia Goldberg (VP, Statistical Analysis)
- Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
- Jill Griebenow (SVP & Chief Accounting Officer)
- Jackie Hancock (VP, Controller)
- Bryan Harkins (EVP, Co-Head Markets Division)
- Mark Hemsley (EVP, President Europe)
- Gregory Hoogasian (SVP, Chief Regulatory Officer)
- Chris Isaacson (EVP, Chief Operating Officer)
- Carol Kennedy (VP, Chief Communications Officer)
- Stephanie Klein (VP, Chief Marketing Officer)
- Deborah Koopman (VP, Investor Relations)
- Jennifer Lamie (VP, Chief Regulatory Advisor)
- William Looney (VP, Advancement & Strategy, Index Options)
- Andrew Lowenthal (EVP, Co-Head Markets Division)
- Marc Magrini (VP, Administration)
- Stephanie Marrin Lara (VP, Deputy Chief Regulatory Officer)
- Anthony Montesano (VP, TSD and Registration)
- Laura Morrison (SVP, ETP Listings)
- Mark Novak (VP, CTO Development)
- Paul Reidy (VP, Cboe FX COO)
- Arthur Reinstein (SVP, Deputy General Counsel)
- Bradley Samuels (VP, Systems Development)
- Brian Schell (EVP, Chief Financial Officer and Treasurer)
- Curt Schumacher (VP, CTO Operations)
- J. Patrick Sexton (Secretary)
- Lisa Shemie (VP, Associate General Counsel)
- Steven Sinclair (VP, Systems Development)
- Eileen Smith (VP, Systems Planning)
- William Speth (SVP, Research and Product Development)
- Paul Stephens (VP, Global Client Services)
- Michael Todorofsky (VP, US Market Operations)
- Michael Trees (VP, Trading Systems Development)
- Aaron Weissenfluh (VP, CISO)
- Troy Yeazel (SVP, Operations)
- Vivian Yiu (VP, Product Strategy)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

CC. Cboe Livevol, LLC

1. *Name*: Cboe Livevol, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 29, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Livevol, LLC provides equity and index options technology for professional and retail traders, which includes options strategy backtesting, trade analysis and volatility modeling technologies and historical data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andrew Lowenthal
   - John Deters
   - Catherine Clay

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebnow (SVP, and Chief Accounting Officer)
   - Jackie Hancock (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)

- Brian Schell (Treasurer)
- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

DD. Cboe UK Limited

1. *Name*: Cboe UK Limited
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, March 10, 2016.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Marketing and business development services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Mark Hemsley

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

EE. Cboe Vest, LLC

1. *Name*: Cboe Vest, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), December 10, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company of majority equity investment in Eris Inc.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Catherine Clay (Vice President)
   - John Deters (Vice President)
   - Jill Griebenow (Senior Vice President & Chief Accounting Officer)
   - Jackie Hancock (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

FF. Loan Markets, LLC

1. *Name*: Loan Markets, LLC
   Address: 400 S. LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 11, 2015.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Holding company for investment in American Financial Exchange, LLC.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Senior Vice President & Chief Accounting Office)
   - Jackie Hancock (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

GG. Cboe Data Services, LLC

1. *Name*: Cboe Data Services, LLC
   Address: 400 South LaSalle Street Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), February 21, 2006.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Data Services, LLC sells market data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - Bryan Harkins
   - Chris Isaacson

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Kevin Carrai (Vice President)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Jackie Hancock (Vice President)
   - Bryan Harkins (Vice President)
   - Chris Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Jim Roche (Vice President)
   - Brian Schell (Treasurer)

- J. Patrick Sexton (Secretary)
- Aaron Weissenfluh (Vice President, Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

HH. Signal Trading Systems, LLC

1. *Name*: Signal Trading Systems, LLC
   Address: 400 South LaSalle Street, Chicago, Illinois 60605

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), May 13, 2010.

4. *Brief description of nature and extent of affiliation*: Fifty percent (50%) subsidiary of Cboe Exchange, Inc.

5. *Brief description of business or functions:* Signal Trading Systems, LLC developed and markets a multi-asset front-end order entry system known as "Pulse".

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: There are no directors or officers of Signal Trading Systems, LLC.

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

II. Cboe Vest Group, Inc.

1. *Name*: Cboe Vest Group, Inc.
   Address: 8300 Greensboro Drive, 8th Floor, McLean, VA 22102

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. §101, et seq), January 2, 2015.

4. *Brief description of nature and extent of affiliation*: Majority-owned subsidiary of Cboe Vest, LLC.

5. *Brief description of business or functions:* Through its subsidiaries, provides options-based investment advisory services.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: No changes.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - John Deters
   - Karan Sood
   - Catherine Clay

   Current Officers
   - Karan Sood (Chief Executive Officer)
   - Jeffrey Chang (Chief Financial Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable

JJ. Cboe Hong Kong Limited

1. *Name*: Cboe Hong Kong Limited
   Address: 66th Floor, The Center, 99 Queen's Road, Central, Jong Kong

2. *Form of organization*: Private Company Limited by Shares.

3. *Name of state, statute under which organized and date of incorporation*: Hong Kong under the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), May 29, 2017.

4. *Brief description of nature and extent of affiliation*: Cboe Hong Kong Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* Marketing and business development services (business expected to commence in September 2017).

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Andy Lowenthal

   Current Officers
   - None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

KK. Cboe Silexx, LLC

1. *Name*: Cboe Silexx, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 16, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Cboe Silexx, LLC operates the Silexx order execution management system business.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President, Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (VP, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (SVP & Chief Accounting Officer)
   - Jackie Hancock (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)
   - Aaron Weissenfluh (Vice President, Chief Information Security Officer)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

LL. Digital Asset Benchmark Administration, LLC

1. *Name*: Digital Asset Benchmark Administration, LLC
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), October 17, 2017.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Digital Asset Benchmark Administration, LLC licenses Gemini-related data.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Ed Tilly
   - John Deters
   - Brian Schell

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - Alexandra Albright (Chief Compliance Officer)
   - Catherine Clay (Vice President)
   - Eric Crampton (Vice President)
   - John Deters (Vice President)
   - James Enstrom (Vice President and Chief Audit Executive)
   - Todd Furney (Chief Risk Officer)
   - Jennifer Golding (Vice President, Associate General Counsel, Chief Litigation Officer)
   - Jill Griebenow (Senior Vice President & Chief Accounting Officer)
   - Jackie Hancock (Vice President)
   - Mark Hemsley (Vice President)
   - Chris Isaacson (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

- Aaron Weissenfluh (Vice President, CISO)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

MM. CBOE Europe B.V.

1. *Name*: CBOE Europe B.V.
   Address: 11 Monument Street, London, EC3R 8AF, United Kingdom

2. *Form of organization*: Private Company Limited by Shares

3. *Name of state, statute under which organized and date of incorporation*: Incorporated in the United Kingdom on August 1, 2018.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Europe Limited. Cboe Europe Limited is wholly-owned by Cboe Worldwide Holdings Limited, which is an affiliate of the Exchange.

5. *Brief description of business or functions:* The business is very broad, encompassing the operation of a regulated market and an approved publication arrangement, and all other businesses that may be ancillary or useful for the above operations

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: No changes.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - Mark Hemsley
   - Adam Eades

   Current Officers

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

NN. Cboe Off-Exchange Services, LLC

1. *Name*: Cboe Off-Exchange Services, LLC
   Address: 1209 Orange Street, Wilmington, County of New Castle, DE 19801

2. *Form of organization*: Limited Liability Company

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq), January 31, 2019.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* The Company is organized for the purpose of engaging in any lawful activity for which limited liability companies may be organized under the Act.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: See attached.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*:

   Current Directors
   - None

   Current Officers
   - Ed Tilly (President and Chief Executive Officer)
   - John Deters (Vice President)
   - Jill Griebenow (Vice President)
   - Jackie Hancock (Vice President and Controller)
   - Bryan Harkins (Vive President)
   - Mark Hemsley (Vice President)
   - Chis Isaacson (Vice President)
   - Andrew Lowenthal (Vice President)
   - Brian Schell (Treasurer)
   - J. Patrick Sexton (Secretary)

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: Not applicable.

OO. <u>The Options Exchange, Incorporated</u>

1. *Name*: The Options Exchange, Incorporated
   Address: 400 South LaSalle Street, Chicago, IL 60605

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 101, et seq), January 7, 1974.

4. *Brief description of nature and extent of affiliation*: Wholly-owned subsidiary of Cboe Global Markets, Inc.

5. *Brief description of business or functions:* Not applicable.

6. *Copy of constitution*: Not applicable.

7. *Copy of articles of incorporation or association and amendments*: Not applicable.

8. *Copy of existing by-laws*: Not applicable.

9. *Name and title of present officers, governors, members of standing committees and persons performing similar functions*: None

10. *Indication of whether such business or organization ceased to be associated with the applicant during previous year*: As of December 31, 2018 The Options Exchange, Incorporated ceased to exist

Form 1, Exhibit C Index of Attachments

- A Bats Global Markets Holdings, Inc.
- B Direct Edge LLC
- C Cboe BYX Exchange, Inc.
- D Cboe EDGA Exchange, Inc.
- E Cboe EDGX Exchange, Inc.
- F Cboe Exchange, Inc.
- G Cboe C2 Exchange, Inc.
- H Cboe Trading, Inc.
- I Omicron Acquisition Corp.
- J Cboe FX Holdings, LLC
- K Cboe FX Markets, LLC
- L Cboe FX Services, LLC
- M Cboe International Holdings Limited
- N Cboe FX Europe Limited
- O Cboe FX Asia Pte. Limited
- P Cboe Europe Limited
- Q Cboe Chi-X Europe Limited
- R Cboe ETF.com, Inc.
- S IndexPubs S.A.
- T Cboe SEF, LLC
- U Cboe Worldwide Holdings Limited
- V Cboe Global Markets, Inc.
- W Cboe Futures Exchange, LLC
- X CBOE Stock Exchange, LLC
- Y Cboe Building Corporation
- Z Cboe, LLC

- AA Cboe III, LLC
- BB Cboe Bats, LLC
- CC Cboe Livevol, LLC
- DD Cboe UK Limited
- EE Cboe Vest, LLC
- FF Loan Markets, LLC
- GG Cboe Data Services, LLC
- HH Signal Trading Systems, LLC
- II Cboe Vest Group Inc.
- JJ Cboe Hong Kong Limited
- KK Cboe Silexx, LLC
- LL Digital Asset benchmark Administration, LLC
- MM CBOE Europe B.V.
- NN Cboe Off-Exchange Services, LLC (New Entity)

NN Cboe Off-Exchange Services, LLC

CERTIFICATE OF FORMATION

OF

CBOE OFF-EXCHANGE SERVICES, LLC

This Certificate of Formation of Cboe Off-Exchange Services, LLC (the "Company"), dated as of January 31, 2019, is being duly executed and filed by Cboe Global Markets, Inc. to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

1. The name of the limited liability company formed hereby is Cboe Off-Exchange Services, LLC.

2. The address of the registered office of the Company in the State of Delaware is c/o the Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of the registered agent of the Company at such address is the Corporation Trust Company.

3. This Certificate of Formation shall be effective upon filing.

[Signature page follows]

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of Cboe Off-Exchange Services, LLC this 31st day of January, 2019.

Cboe Global Markets, Inc.

By: ____________________
Name: Edward T. Tilly
Title: President and Chief Executive Officer

LIMITED LIABILITY COMPANY AGREEMENT

OF

CBOE OFF-EXCHANGE SERVICES, LLC

This LIMITED LIABILITY COMPANY AGREEMENT (this "Agreement"), dated as of the 31st day of January, 2019, is entered into by and between Cboe Off-Exchange Services, LLC, a limited liability company organized under the laws of the State of Delaware (the "Company"), and Cboe Global Markets, Inc. a corporation organized under the laws of the State of Delaware (the "Sole Member").

W I T N E S S E T H:

WHEREAS, the Company was formed on January 31, 2019, pursuant to the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), as amended from time to time (the "Act"), by filing with the Secretary of State of the State of Delaware the Certificate of Formation of the Company; and

WHEREAS, the Sole Member desires to participate in such a limited liability company for the purpose of engaging in any act or activity for which limited liability companies may be organized under the Act, in accordance with the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto do hereby mutually covenant and agree as follows:

1. Name. The name of the limited liability company is Cboe Off-Exchange Services, LLC.

2. Purpose. The Company is organized for the purpose of engaging in any lawful act or activity for which limited liability companies may be organized under the Act, in accordance with this Agreement.

3. Management. The right and power to manage and control the business and affairs of the Company shall be vested exclusively in the Sole Member, and the Sole Member shall have the exclusive right and power, in the name of the Company, to perform all acts and do all things which, in its sole discretion, it deems necessary or desirable to conduct the business of the Company.

4. Officers. (a) The day-to-day administration of the business of the Company shall be carried out by persons who may be designated as officers (each an "Officer") as and to the extent authorized by the Sole Member. The Officers of the Company shall have such titles and powers and perform such duties as shall be determined from time to time by the

Sole Member and otherwise as shall customarily pertain to such offices. Any number of offices may be held by the same person.

(b) The following persons shall be, and each of them hereby is, (i) appointed to serve as all of the Officers of the Company, to hold the office set forth opposite their names until their successors shall have been duly elected or appointed and shall qualify, or as otherwise provided in this Agreement; and (ii) approved by the Sole Member to act on behalf of the Company in accordance with Section 4(a):

Edward T. Tilly	President and Chief Executive Officer
Brian N. Schell	Treasurer
J. Patrick Sexton	Secretary
John Deters	Vice President
Jill Griebenow	Vice President
Jackie Hancock	Vice President and Controller
Bryan Harkins	Vice President
Mark Hemsley	Vice President
Christopher A. Isaacson	Vice President
Andrew Lowenthal	Vice President

5. Appointments to Other Entities. To the extent the Company is entitled to appoint or nominate any individual to the board of directors (or similar governing body) of any subsidiary of the Company or other entity, such appointment or nomination shall be made by an Officer of the Company or the Sole Member.

6. Principal Place of Business; Registered Office and Agent. The Company may establish any place of business as the Sole Member may from time to time deem advisable. The registered agent and registered office of the Company in the State of Delaware shall be as specified in the Company's Certificate of Formation. The Sole Member may, at any time, designate another registered agent and/or registered office of the Company and may amend the Certificate of Formation of the Company to reflect such designation without the consent of any other person or entity.

7. Fiscal Year. The fiscal year of the Company shall be the calendar year, except for the short taxable years in the years of the Company's formation and termination and as otherwise required by the Internal Revenue Code of 1986 (26 U.S.C.A. § 1, et seq.), as amended from time to time (the "Code").

8. U.S. Federal Income Tax. The Company is a domestic entity with a single owner and is to be disregarded as a separate entity for U.S. federal income tax purposes as provided in Treas. Reg. § 7701-3. The Company's books of account shall be maintained on a basis consistent with such treatment and on the same basis utilized in preparing the Sole Member's U.S. federal income tax return. The Sole Member shall take all reasonable action, including the amendment of this Agreement and the execution of other documents, as may reasonably required in order for the Company to be disregarded as a separate entity for U.S. federal income tax purposes. The Sole Member shall maintain the records of the Company for at least three (3) years following the termination of the Company. The term "Treas. Reg." shall

mean the final, proposed or temporary income tax regulations promulgated under the Code and effective as of the date hereof. Such term shall include any future amendments or proposed amendments to such regulations and any corresponding provisions of succeeding regulations.

9. Dissolution. The Company shall dissolve, and its affairs shall be wound up upon the election by the Sole Member so to dissolve, liquidate and terminate the Company. Notwithstanding anything to the contrary contained herein, the bankruptcy, liquidation, dissolution or expulsion of the Sole Member, or the occurrence of any other event which terminates the continued membership of the Sole Member in the Company, shall not cause the dissolution of the Company.

10. Filings. (a) The Certificate of Formation was filed with the Secretary of State of Delaware on January 31, 2019, by an "authorized person" within the meaning of the Act, and the Sole Member hereby ratifies and approves such filing. The Sole Member shall use its commercially reasonable efforts to cause amendments to the Certificate of Formation to be executed and filed whenever required by the Act.

(b) The Sole Member shall use its commercially reasonable efforts to take such other actions as may be reasonably necessary to perfect and maintain the status of the Company as a limited liability company under the laws of the State of Delaware.

(c) The Sole Member shall cause the Company to be qualified, formed or registered under assumed or fictitious name statutes or similar laws in any jurisdiction in which the Company transacts business in which such qualification, formation or registration is required or desirable. The Sole Member shall cause the Company to execute, deliver and file any certificates (and any amendments and/or restatements thereof) necessary for the Company to qualify to do business in a jurisdiction in which the Company may wish to conduct business.

11. Capital Contributions. The capital contributions of the Sole Member shall be reflected on the books and records of the Company. The Sole Member shall not be required to make any additional capital contribution to the Company without its consent. The Sole Member may make additional capital contributions to the Company in its sole discretion.

12. Distributions. Distributions shall be made to the Sole Member at the times and in the aggregate amounts determined by the Sole Member in its sole discretion.

13. Limitation on Liability of the Sole Member. The Sole Member shall not be bound by, or be personally liable for, by reason of being a manager or member of the Company, a judgment, decree or order of a court or in any other manner, for the expenses, liabilities or obligations of the Company, and the liability of the Sole Member shall be limited solely to the amount of its capital contributions.

14. Indemnification.

(a) *Limited Liability Generally.* Except as otherwise expressly required by the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be the debts, obligations and liabilities solely of the Company, and the Sole Member, officers, employees and agents of the Company shall not be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a member, officer, employee or agent of the Company.

(b) *Exculpation.* None of the Sole Member nor any officer nor member of a committee of the Company (each, a "Covered Person") shall be liable to the Company or any other person or entity who is bound by this Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this Agreement; provided that a Covered Person shall be liable for any such loss, damage or claim incurred if such Covered Person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law.

(c) *Indemnification of Sole Member and Officers.* The Company shall, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, indemnify and hold harmless any Covered Person who was or is made or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a Covered Person, or, while a Covered Person, is or was serving at the request of the Company as a director or officer, employee or agent of another company, partnership, joint venture, trust or other enterprise or non-profit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including reasonable attorneys' fees), judgment, fines and amounts paid in settlement actually and reasonably incurred by such Covered Person in connection with a proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 14(d), the Company shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) commenced by such Covered Person only if the commencement of such proceeding (or part thereof) by the Covered Person was authorized in the specific case by the Sole Member.

(d) *Advancement of Expenses.* Expenses (including reasonable attorneys' fees) incurred by a Covered Person in defending a proceeding, including appeals, shall, to the extent not prohibited by law, be paid by the Company in advance of the final disposition of such proceeding; provided, however, that the Company shall not be required to advance any expenses to a person against whom the Company directly brings an action, suit or proceeding alleging that such person (1) committed an act or omission not in good faith or (2) committed an act of intentional misconduct or a knowing violation of law. Additionally, an advancement of expenses incurred by a Covered Person shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal or otherwise in accordance with Delaware law that such Covered Person is not entitled to be indemnified for such expenses under this Section 14.

(e) *Enforcement.* If a claim for indemnification (following the final disposition of such action, suit or proceeding) or advancement of expenses under this

Section 14 is not paid in full within thirty days after a written claim therefor by the Covered Person has been received by the Company, the Covered Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim to the fullest extent permitted by law. In any action the Company shall have the burden of proving that the Covered Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

(f) *Deemed Contract.* The provisions of this Section 14 shall be deemed to be a contract between the Company and each Covered Person who serves in any such capacity at any time while this Section 14 is in effect, and any repeal or modification of any applicable law or of this Section 14 shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brought or threatened based in whole or in part upon any such state of facts.

(g) *Indemnification of Employees and Agents.* Persons not expressly covered by the foregoing provisions of this Section 14, including without limitation those (i) who are or were employees or agents of the Company, or are or were serving at the request of the Company as employees or agents of another company, partnership, joint venture, trust or other enterprise, or (ii) who are or were directors, officers, employees or agents of a constituent company absorbed in a consolidation or merger in which the Company was the resulting or surviving company, or who are or were serving at the request of such constituent company as directors, officers, employees or agents of another company, partnership, joint venture, trust or other enterprise, may be indemnified or advanced expenses to the extent authorized at any time or from time to time by the Sole Member. The Sole Member may also enter into separate and/or additional documents with any Covered Person or any other person which may have the effect of granting additional indemnification rights, and/or establishing additional rights, or altering or supplementing the terms of this Section 14 without the consent of any other person.

(h) *Nonexclusivity of Rights.* The rights conferred on any Covered Person by this Section 14 shall not be deemed exclusive of any other rights to which such Covered Person may be entitled by law or otherwise, and shall continue as to a person who has ceased to be a member, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such person.

(i) *Collateral Source Recovery.* The Company's obligation, if any, to indemnify or to advance expenses to any Covered Person who was or is serving at its request as a director, officer, employee or agent of another company, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Covered Person may collect as indemnification or advancement of expenses from such other company, partnership, joint venture, trust, enterprise or non-profit entity.

(j) *Repeal or Modification.* Any repeal or modification of the foregoing provisions of this Section 14 shall not adversely affect any right or protection hereunder of any Covered Person in respect of any act or omission occurring prior to the time of such repeal or modification.

(k) *Insurance*. The Company may purchase and maintain insurance, at its expense, to protect itself and the Sole Member, and any officer, manager, trustee, employee or agent of the Company or, at its request, as a director, officer, employee or agent of another company, partnership, limited liability company, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the Act.

15. Governing Law. This Agreement, including its existence, validity, construction and operating effect shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to principles of conflicts of law. The Company is formed as a limited liability company under the laws of the State of Delaware pursuant to the Act, and the rights and liabilities of the Sole Member shall be as provided therein, except as herein otherwise expressly provided.

16. Amendments. This Agreement may only be amended by a writing duly signed by the Company and the Sole Member.

* * *

IN WITNESS WHEREOF, the Sole Member and the Company have entered into this Agreement as of the day and year first above written.

CBOE GLOBAL MARKETS, INC.

By: ______________________
Name: Edward T. Tilly
Title: President and Chief Executive Officer

CBOE OFF-EXCHANGE SERVICES, LLC

By: ______________________
Name: Edward T. Tilly
Title: President and Chief Executive Officer

Exhibit J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. **Name.**
2. **Title.**
3. **Dates of commencement and termination of term of office or position.**
4. **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.)**

Response:

1. Officers

Pursuant to the Certificate of Incorporation and Bylaws of the Exchange, the Exchange's Board of Directors has appointed the individuals listed below as Officers of the Exchange. These individuals will serve in these positions until their successors have been duly chosen or qualified or until the officer's earlier death, resignation of removal.

Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Alexandra Albright	Chief Compliance Officer	02/28/17	
Lawrence Bresnahan	Vice President, Market & Member Regulation	02/13/18	
Rodney Burt	Vice President, Infrastructure	02/10/15	
Kevin Carrai	Vice President, Connectivity	02/10/15	
Bryan Christian	Senior Vice President, Sales US Equities	02/10/15	03/01/18 - Change in title
Paul Ciciora	Vice President, Systems Infrastructure	02/13/18	
Catherine Clay	Vice President, Business Development	02/13/18	

Gary Compton		Vice President, Corporate Communications		07/30/18		
Jeff Connell		Vice President, Deputy Chief Regulatory Officer		11/02/15		03/01/18 - Change in title
Eric Crampton		Senior Vice President, CTO		05/12/15		01/14/19 – Change in title
John Deters		Executive Vice President, Chief Strategy Officer & Head of Corporates Initiatives		02/28/17		03/01/18 - Change in title
Laura Dickman		Vice President, Associate General Counsel		02/13/18		03/01/18 - Change in title
James Enstrom		Vice President, Chief Audit Executive		02/28/17		
Anders Franzon		Senior Vice President and Deputy General Counsel		11/02/15		03/01/18 - Change in title
Todd Furney		Vice President, Chief Risk Officer		02/28/17		
Alicia Goldberg		Vice President, Statistical Analysis		02/28/17		
Jennifer Golding		Vice President, Associate General Counsel, Chief Litigation Officer		07/30/18		
Jill Griebenow		Senior Vice President & Chief Accounting Officer		08/15/18		
Jackie Hancock		Vice President, Controller		11/01/18		
Bryan Harkins		Executive Vice President, Head of U.S. Equities & Global FX		02/10/15		03/01/18 - Change in title

Mark Hemsley		Executive Vice President, President Europe				
Gregory Hoogasian		Senior Vice President, Chief Regulatory Officer		02/28/17		
Chris Isaacson		Executive Vice President, COO		02/10/15		01/14/19 – Change in title
Jennifer Lamie		Vice President, Chief Regulatory Advisor		02/13/18		03/01/18 - Change in title
Stephanie Marrin Lara		Vice President, Deputy Chief Regulatory Officer		02/13/18		03/01/18 - Change in title
William Looney		Vice president, Advancement & Strategy, Index Options		07/30/18		
Andrew Lowenthal		Executive Vice President, Head of Global Derivatives		02/28/17		03/01/18 - Change in title
Marc Magrini		Vice President, Administration		02/13/18		
Anthony Montesano		Vice President, TSD and Registration		02/13/18		03/01/18 - Change in title
Laura Morrison		Senior Vice President, ETP Listings		05/12/15		03/01/18 - Change in title
Mark Novak		Vice President, CTO Development		02/13/18		
Arthur Reinstein		Senior Vice President and Deputy General Counsel		02/28/17		03/01/18 - Change in title
Bradley Samuels		Vice President, Systems Development		02/13/18		
Brian N. Schell		Executive Vice President, Chief Financial Officer, Treasurer		02/10/15		
Curt Schumacher		Vice President, CTO Operations		02/13/18		

John Sexton	Executive Vice President, General Counsel & Corporate Secretary	02/28/17	03/01/18 - Change in title
Steven Sinclair	Vice President, Systems Development	02/13/18	
Eileen Smith	Vice President, Systems Planning	02/13/18	
William Speth	Senior Vice President, Research & Product Development	02/13/18	03/01/18 - Change in title
Paul Stephens	Vice President, Global Client Services	02/13/18	03/01/18 - Change in title
Ed Tilly	President and CEO	02/28/17	01/14/19 – Change in title
Michael Todorofsky	Vice President, US Market Operations	02/13/18	03/01/18 - Change in title
Michael Trees	Vice President, Trading System Development	02/13/18	
Aaron Weissenfluh	Vice President, Chief Information Security Officer	02/10/15	
Troy Yeazel	Senior Vice President, Operations	11/02/15	
Vivian Yiu	Vice President, Product Strategy	11/01/16	03/01/18 - Change in title
Former Officers			
Name:	Title:	Appointment Date:	Termination/ Change Position Date:
Tami Schademann	Executive Vice President, Chief Regulatory Officer	02/10/15	02/28/17
Eric Swanson	Executive Vice President, General Counsel, Secretary	02/10/15	02/28/17
Charles Randy Williams	Senior Vice President, Global Investor Relations & Communications	02/10/15	02/28/17

Tony Barchetto		Executive Vice President, Head of Corporate Development		05/03/16		02/28/17
Greg Steinberg		Vice President, Assistant Secretary & Associate General Counsel		02/10/15		02/13/18
Stacie Fleming		Vice President, Communication		02/10/15		02/13/18
Kapil Rathi		Senior Vice President, Options Business Development		05/12/15		02/13/18
Thad Prososki		Vice President, Human Resources		05/12/15		02/13/18
Brett Johnson		Vice President, Software Engineering		09/09/15		02/13/18
Pamela Culpepper		Chief HR Officer		02/28/17		02/13/18
Alan Dean		Executive Vice President F&A, Chief Financial Officer		02/28/17		02/13/18
Angelo Evangelou		Deputy General Counsel		02/28/17		02/13/18
Carol Kennedy		Vice President, and Chief Communications Officer		02/28/17		02/13/18
Stephanie Klein		Vice President Chief Marketing Officer		02/28/17		02/13/18
Donald Patton		Vice President, Accountant/Controller		02/28/17		02/13/18
Joanne Moffic-Silver		Executive Vice President, General Counsel & Corporate Secretary		02/28/17		02/28/18
Michael Todd		Vice President, OSC		02/13/18		07/30/18

David Reynolds	Vice President, & Chief Accounting Officer	02/28/17	08/15/18
Derick Shupe	Vice President, Controller	02/10/15	11/01/18
Chris Concannon	President & COO	02/10/15	01/14/19
David Gray	Senior Vice President, Global Client Services	02/28/17	01/14/19
Eric Frait	Vice President, Business Analysis	02/28/17	12/11/18
Laura Zinanni	Senior Vice President and Deputy General Counsel	02/13/18	12/31/18

1. Directors

The following directors were appointed in accordance with Article III of the Bylaws of the Exchange. Directors will serve one-year terms ending on the annual meeting following the meeting at which such directors were elected or at such time as their successors are elected or appointed and qualified, except in the event of earlier death, resignation, disqualification or removal. The current directors of the Exchange are the persons listed below:

Directors			
Name	Classification(s)	Appointment Date:	Termination Date:
Ed Tilly	Chairman & Director	02/28/17	
Bruce Andrews	Director	02/13/18	
Kevin Murphy	Director	02/13/18	
David Roscoe	Director	10/13/10	
Jill Sommers	Director	10/26/15	
Scott Wagner	Director	10/27/16	
Former Directors			
Name:	Title:	Appointment Date:	Termination/Change Position Date:

Matt Billings		Director		10/27/16		02/13/18
Chris Concannon		Director		03/31/15		02/13/18
Sandy Kemper		Director		10/26/15		02/13/18
Joseph Mecane		Director		10/27/15		02/13/18

2. Committees

The committees of the Board shall consist of an Executive Committee and a Regulatory Oversight Committee.

Executive Committee

- Ed Tilly (Chairman)
- Bruce Andrews
- Kevin Murphy
- David Roscoe
- Jill Sommers
- Scott Wagner

Regulatory Oversight Committee

- Scott Wagner (Chairman)
- Bruce Andrews
- David Roscoe
- Jill Sommers

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